

SUITE 1580, 727 – 7TH AVENUE SW
CALGARY, ALBERTA T2P 0Z5, CANADA
TEL: (403) 750-3450
FAX: (403) 290-0592

January 3, 2013

Via E-mail

Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Washington, D. C. 20549
USA

Re: Genoil Inc.
Form 20-F for the Fiscal Year ended December 31, 2011
Filed May 31, 2012
Your File No. 000-50766

Dear Mr. Hiller:

I am writing to you further to your letter to the Corporation dated December 5, 2012 (the "SEC Letter"). Please find below the responses of the Corporation to the matters set forth in the SEC Letter. For ease of reference, the numbering of the items below corresponds to the numbering set forth in the SEC Letter. I am including a "draft" copy of Revised 20-F to obtain your concurrence before refiling.

Form 20-F for the Fiscal Year ended December 31, 2011

1. Presentation on page 21 revised to segregate IFRS from Canadian GAAP numbers to comply with Instruction 3 to General Instruction G of Form 20-F. There are no differences in the figures contained in page 17. Disclosure on comparability of Canadian GAAP to IFRS made to comply with Instruction 1 to General Instruction G of Form 20-F. With respect to Selected financial data reconciled to U.S. GAAP for financial statements that were prepared using a basis other than IFRS to comply with Instruction 2 to Item 3.A of Form 20-F, I have enclosed a memorandum regarding the years 2009, 2008 and 2007 and query whether this is the data you wish me to include in the Revised 20-F. The Corporate auditors are addressing the 2011 fiscal year and I shall forward under separate cover when I am in possession of same.

Exhibit 1 – Audited 2011 Financial Statements

Independent Auditors' Report, page 1

2. We will revise Note 2(a) to disclose that the financial statements comply with IFRS as issued by the IASB and our auditors have advised us that they will revise their report to include an opinion that the financial statements comply with IFRS as issued by the IASB.

3. Our auditors have advised us that they will revise their report to comply with AU §341.12 via the use of "substantial doubt about an entity's ability to continue as a going concern" to replace "significant doubt about an entity's ability to continue as a going concern".

Note 24 – Reconciliation From Canadian GAAP to IFRS, page 37

4. The current disclosure of the Canadian GAAP and IFRS reconciliation for Other Comprehensive Income (Loss) will be expanded to provide more clarity of the IFRS 1 paragraph 24 disclosure requirements.

In conjunction with the aforegoing responses, the Company acknowledges that:

- It is responsible for the adequacy and accuracy of the disclosure in its filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

Brian D. Korney
Chief Financial Officer

Notes from 2009 financial statements

DIFFERENCES BETWEEN US AND CANADIAN GAAP
The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects to those in the United States ("US GAAP"), except as follows:

a) Under US GAAP, the conversion feature of the convertible debenture   Series A and the detachable warrants described in Note 6, issued by the Company meet the criteria to be exempt from Topic 815 Derivatives and Hedging (formerly SFAS 133 "Accounting for Derivative Instruments and Hedging Activities") and were not required to be bifurcated. As a result, the Company followed Topic 470-20 Debt – Debt with Conversion and Other Options (formerly Emerging Issue Task Force ("EITF") No. 00 27 "Application of Issue No. 98 5 to Certain Convertible Instruments") and recorded the proceeds of the convertible debenture based on the relative fair value of the convertible debenture and the detachable warrants. For US GAAP purposes, the relative value of the detachable warrants and the intrinsic value of the conversion option were determined to be $1,775,098 and $1,006,250, respectively. Also, the conversion of Series A convertible debentures with a face value of $4,902,800 into 2,785,681 Class A preferred notes as described in Note 6 resulted in a loss on extinguishment that was different under Canadian GAAP and U.S. GAAP.

For Canadian GAAP purposes, the Company followed EIC 96, "Accounting for the early extinguishment of convertible securities through (1) early redemption or repurchase and (2) induced early conversion". Therefore, the consideration transferred (i.e. the value of the preferred shares) to settle the Series A convertible debt was allocated to the carrying value of the debt and the conversion option element on the same basis as was used to allocate the original debt proceeds. The resulting loss relating to the debt element ($176,450) was charged to the consolidated statement of loss and the portion of the consideration allocated to the conversion option ($4,432,785) was charged to contributed surplus.

For US GAAP purposes, the Company followed Topic 470-20 Debt – Debt with Conversion and Other Options and 470-50 Debt – Modifications with Extinguishment (formerly EITF 98 5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 96 19, "Debtors Accounting for Modification and Convertible Debt Instruments", respectively). Therefore, the consideration transferred (i.e. the value of the preferred shares) was allocated to the conversion element of the convertible security based on the intrinsic value of the debt's conversion feature at the date of extinguishment, and the residual consideration was allocated to the debt. As a result of this difference in the allocation of the consideration, the loss on conversion relating to the debt element would increase by $1,706,845 and the charge to contributed surplus would be reduced by $2,538,521.

As a result of the difference in discount amounts, the value of the convertible debentures and the debt extinguishment described above, the carrying value of the convertible debentures under US GAAP would be increased by $43,984 in 2009 (2008 – $48,368; 2007 – $51,781) (net of related accretion expense) and the accretion expense would have decreased by $4,383 (2008 – $9,252; 2007 – $59,990).

b) Under US GAAP, the conversion feature of the convertible notes - Series D and the detachable warrants described in Note 6 met the criteria to be exempt from Topic 815 (formerly SFAS 133) and are not required to be bifurcated. As a result, the Company followed Topic 470-20 (formerly EITF 00 27) and recorded the proceeds on the convertible notes based on the relative fair value of the convertible notes and detached warrants. For US GAAP purposes the relative fair value of the detachable warrants and the intrinsic value of the conversion option were determined to be $78,087 and $388,111, respectively, at the time of issuance.

On April 6, 2007, the maturity date of the convertible notes with a face value of $760,785 and the expiry date of the 253,595 attached warrants were extended by six months to October 6, 2007. On that date, the notes and warrants were again extended by six months. For Canadian GAAP purposes, the Company followed EIC-88, "Debtor's Accounting for a Modification or Exchange of Debt Instruments" and considered both extensions to be modifications of the debt with the incremental fair value of the warrants, in the amount of $25,484 expensed as additional interest expense.

For US GAAP purposes, the Company followed Topic470-50 Debt - Modifications and Extinguishment (formerly EITF No. 96 19 "Debtors Accounting for Modification and Convertible Debt Instruments"). In applying the guidance in Topic 470-50, the Company determined that the extension on both dates were modifications because each extension did not result in a substantial change (defined as greater than 10%) in the cash flows between the original and modified notes. The extensions also did not cause the fair value of the embedded conversion option to change by more than 10% of the carrying amount of the original notes immediately before and after the extensions.

The Company determined the change in the fair value of the embedded conversion option immediately before and after the April and October extensions to be $55,892 and $54,574, respectively, using the Black-Scholes pricing model using the following assumptions:

	April 6, 2007		October 6, 2007	
	Before	After	Before	After
Expected life	1 day	183 days	1 day	183 days
Volatility	0.00%	63.90%	0.00%	64.99%
Dividend yield	0.00%	0.00%	0.00%	0.00%
Risk free rate	0.00%	4.14%	0.00%	4.43%

The increase in the fair value of the embedded conversion option immediately after the extensions was then adjusted to the carrying value of the debt and amortized over the remaining term of the debt using a new effective interest rate.

As a result of the differences described above, under US GAAP, the carrying value of the convertible notes liability as at December 31, 2009 would decrease by $nil (2008 - $nil; 2007 - $28,927) (net of related accretion expense) with a corresponding increase in shareholders' equity. The accretion expense for US GAAP for these convertible notes was $nil (2008 - $nil; 2007 - $384,496) and the accretion expense would have increased by $nil (2008 - $nil; 2007 - $358,633) under US GAAP

c) Under US GAAP, the conversion of the convertible notes – Series E and the detachable warrants described in Note 6, issued by the Company meet the criteria to be exempt from Top 815 (formerly SFAS 133) and were not required to be bifurcated. As a result, the Company followed Topic 470-20 (formerly EITF No. 00 27) and recorded the proceeds of the convertible notes based on the relative fair value of the convertible notes and the detachable warrants. Accordingly, management has determined that the embedded conversion option within the debt instrument did not result in any beneficial conversion option value. In addition, the Company determined that the portion of the proceeds allocated to the detachable warrants was $36,229.

On October 6, 2009, the maturity date of the convertible notes - Series E and the expiry date of the 1,136,442 attached warrants were extended by one year to October 6, 2010. For Canadian GAAP purposes, the Company followed EIC 88, "Debtor's Accounting for a Modification or Exchange of Debt Instruments" and considered both extensions to be modifications of the debt with the incremental fair value of the warrants, in the amount of $49,978 expensed as additional interest expense.

For USA GAAP purposes, the Company followed Topic 470-50 Debt - Modifications and Extinguishment (formerly EITF No. 96 19 "Debtors Accounting for Modification and Convertible Debt Instruments"). In applying the guidance in Topic 470-50, the Company determined that the extension was a modification because it did not result in a substantial change (defined as greater than 10%) in the cash flows between the original and modified note. The extension also did not cause the fair value of the embedded conversion option to change by more than 10% of the carrying amount of the original notes immediately before and after the extension.

As a result of the differences described above, under US GAAP, the carrying value of the convertible notes liability as at December 31, 2009 would decrease by $11,702 (2008 - increase $99,628) with a corresponding increase (2008 - decrease) in shareholder's equity. The accretion expense under US GAAP for these convertible notes was $49,940 (2008 - $8,956) and as such, accretion expense would have decreased $95,941 for 2009 (2008 - $30,359) under US GAAP.

d) Accounting for Uncertainty in Income Taxes

The implementation of ASC 740 - "Income Taxes" (formerly, FASB Interpretation Number ("FIN") 48) did not result in any adjustment to the beginning tax positions of the Company.

The Company's income tax filings are subject to audit by taxation authorities and as at December 31, 2009 the following tax years remained subject to examination; (i) Canada – 2004 to date; and (ii) United States - 2005 to date.

Adjustments to Consolidated Statements of Loss

	2009	2008	2007
Loss from operations - Canadian GAAP	(5,152,996)	(7,767,173)	(11,342,560)
Adjustments	-	-	-
Accretion of convertible notes (a)	4,383	9,252	59,990
Accretion of convertible notes (b)	-	-	(358,663)
Accretion of convertible notes (c)	95,941	30,359	-
Accretion of convertible notes (d)	-	-	-
Loss on conversion of debt (a)	-	-	(1,706,845)
Loss - US GAAP	$(5,052,672)	$(7,727,562)	$(13,348,078)
Loss per share - basic and diluted	$0.02	$0.03	$0.06

Adjustments to Consolidated Balance sheets

Adjustments to Liabilities

	2009	2008	2007
Total liabilities - Canadian GAAP	2,788,060	2,639,009	2,757,028
Proceeds of convertible notes (a)	43,984	48,368	51,781
Procees of convertible notes (c)	-	-	(28,927)
Proceeds of convertible notes (d)	(11,702)	99,628	-
Total liabilities - US GAAP	$2,820,342	$2,787,005	2,779,882

Adjustments to Shareholders' Equity (Capital deficit)

Total shareholders' equity - Canadian GAAP	1,312,362	2,294,715	2,482,629
Proceeds of convertible notes (a)	(43,984)	(48,368)	(51,781)
Proceeds of convertible notes (c)	-	-	28,927
Proceeds of convertible notes (d)	11,702	(99,628)	-
Total shareholders' equity (capital deficit) - US GAAP	$1,280,080	$2,146,719	2,459,775

The consolidated assets and cash flows are the same under Canadian and US GAAP.